WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2020

(In thousands)

Assets

Cash and cash equivalents	$	67,226
Cash and cash equivalents – restricted		63,594
Investment securities		56,867
Receivables:		
Funds and separate accounts		9,882
Customers and other		58,501
Due from affiliates		17,312
Prepaid expenses and other current assets		16,537
Income taxes receivable		1,980
Total current assets		291,899
Property and equipment, net		19,577
Deferred income taxes		13,713
Goodwill		8,242
Other non-current assets		22,203
Total assets	$	355,634

Liabilities and Stockholder's Equity

Accounts payable	$	11,452
Payable to investment companies for securities		30,514
Payable to third party brokers		3,704
Payable to customers		82,165
Accrued compensation		37,092
Due to affiliates		55
Other current liabilities		14,831
Total current liabilities		179,813
Accrued postretirement costs		213
Other non-current liabilities		9,489
Total liabilities		189,515
Stockholder's equity:		
Common stock, $1.00 par value: 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		169,150
Accumulated deficit		(3,545)
Accumulated other comprehensive income		513
Total stockholder's equity		166,119
Total liabilities and stockholder's equity	$	355,634

See accompanying notes to consolidated financial statements.